Tom Mangas

EXECUTIVE VICE PRESIDENT & CHIEF FINANCIAL OFFICER

October 9, 2015	T 203 351 2517 F 203 351 2519

E    tom.mangas@starwoodhotels.com

One Starpoint

Stamford, CT 06902

United States

Jaime G. John

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Jorge L. Bonilla

Senior Staff Accountant

Re:	Starwood Hotels & Resorts Worldwide, Inc. Form 10-K for the Fiscal Year Ended December 31, 2014 Filed February 25, 2015 File No. 001-07959

Dear Ms. John and Mr. Bonilla:

We refer to the letter dated September 21, 2015 from Jaime G. John, Branch Chief, and Jorge L. Bonilla, of the Division of Corporation Finance, United States Securities and Exchange Commission (the “Staff”), to Thomas B. Mangas (the “Letter”) relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”), filed by Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (“Starwood” or the “Company”). This letter contains our responses to the Staff’s comments contained in the Letter. For ease of reference, the Staff’s comments are set forth in their entirety along with our responses.

Item 8. Financial Statements and Supplementary Data

Note 12. Income Taxes, page F-25

Comment:

1.

We note from your disclosure on page F-27 that you have the ability and intent to permanently reinvest your undistributed foreign earnings and profits. Your explanation for overcoming the presumption that all undistributed earnings will be transferred does not appear consistent with ASC 740-30-25-17, which requires that a parent entity have evidence of specific plans for reinvestment of undistributed earnings of a subsidiary demonstrating that remittance of the earnings, will be postponed indefinitely. Please revise your disclosure in future filings to address this inconsistency with GAAP.

Ms. Jaime G. John

Mr. Jorge L. Bonilla

Securities and Exchange Commission

October 9, 2015

Response:

We propose to enhance our disclosures within the “Income Taxes” footnote to our consolidated financial statements in future annual filings. The following is an example of the enhanced disclosure, based on amounts presented in the Form 10-K:

No U.S. income taxes have been provided on filing basis undistributed foreign earnings and profits of $3.5 billion as of December 31, 2014. We consider these earnings to be indefinitely reinvested and plan to use the earnings to fund overseas operations and working capital needs as well as facilitate overseas growth including, but not limited to, investments in new hotel contracts, capital expenditures at owned hotels, and acquisitions intended to further our global growth strategy. At each reporting period, we assess our position with regard to undistributed foreign earnings of our subsidiaries. To the extent that earnings can no longer be indefinitely reinvested, we will accrue the tax impact, if any, attributable to those earnings, including the impact of foreign tax credits, at such time. If such earnings were repatriated, additional tax expense may result, although the calculation of such additional taxes is not practicable. The flexibility inherent in the U.S. Internal Revenue Code may also permit the ultimate distribution to be tax-free depending on the nature of the distribution.

Comment:

2.

We note in your response to comment 3 on June 16, 2015, you indicate that the $25 million net tax benefit associated with the foreign restructuring was based upon gross excess of book over tax basis and the associated foreign tax credit. Please provide further details to explain why this repatriation resulted in a tax benefit, rather than a tax expense.

Response:

The repatriation resulted in a gross tax expense before considering the associated foreign tax credits that became available. The associated foreign tax credits were greater than this gross tax expense. Therefore, the result is a net tax benefit since we were able to utilize these foreign tax credits.

Comment:

3.

Your response to comment 2 and your disclosure on page F-28 indicates that you recorded a $49 million tax benefit related to the resolution of previously disputed operating losses. We further note your rate reconciliation indicates that the change in uncertain tax positions resulted in a $49 million increase to tax expense. Please advise regarding these apparent inconsistencies.

Ms. Jaime G. John

Mr. Jorge L. Bonilla

Securities and Exchange Commission

October 9, 2015

Response:

The $49 million tax benefit related to the resolution of previously disputed operating losses is included in the $51 million tax benefit presented on the tax settlements line in the rate reconciliation on page F-27 of the Form 10-K. The $49 million expense on the change in uncertain tax position line reflects other unrelated activity during the period.

Comment:

4.

We note your responses to comments 2 and 3. Please tell us the consideration you gave to disclosing, either here or in Management’s Discussion and Analysis, the extent to which pre-tax income relates to Luxembourg and Singapore and the nature and effect of the tax incentives in those jurisdictions.

Response:

In order to make disclosure determinations, we consider applicable disclosure requirements (including considerations of materiality) and assess which factors to disclose to provide investors with a sufficient understanding of our results of operations. While we believe our current disclosures meet these objectives, upon consideration of the Staff’s comments, we propose to enhance our disclosures within the “Income Taxes” footnote to our consolidated financial statements in future annual filings. The following is an example of the enhanced disclosure, based on amounts presented in the Form 10-K:

The foreign tax rate differential includes the impact of U.S. and foreign statutory rate differences as well as tax incentives and tax exempt income from operations in certain foreign jurisdictions. Tax rate incentives in Singapore and tax exempt income earned from certain of our operations in Luxembourg accounted for $81 million, $74 million and $69 million of 2014, 2013 and 2012 foreign tax rate differential benefit, respectively, presented in the table above. Pre-tax income in Singapore and Luxembourg accounted for $269 million, $244 million and $228 million of 2014, 2013 and 2012 pre-tax income, respectively. We have included the tax incentives and tax exempt income in the foreign rate differential line because we view them to be equivalent to a reduction of the statutory tax rates.

In addition, we propose to enhance our “Management’s Discussion and Analysis” in future filings to include additional information relating to the foreign tax rate differential in the event a meaningful fluctuation between periods relates to this activity.

Ms. Jaime G. John

Mr. Jorge L. Bonilla

Securities and Exchange Commission

October 9, 2015

Comment:

5.

We note your response to comment 4. Please tell us the consideration you gave to disclosing that the foreign tax differential line item in your income tax rate reconciliation includes only U.S. and foreign statutory tax rate differences and the tax incentives, as discussed in your response to comment 3.

Response:

In addition to the enhanced disclosures outlined in response to comment 4 above, we propose to enhance our risk factor discussion on income taxes to include additional information about the tax incentives that we would propose to include in our next filing on Form 10-K. The following is an example of the enhanced disclosure:

Our effective tax rate includes benefits associated with tax incentives in Singapore and tax exempt income earned from certain of our operations in Luxembourg. The Singapore tax incentive is based on a ruling subject to renewal and next expires in 2016. The tax exempt income from our operations in Luxembourg is based on application of the current income tax laws and treaties. Provided that no significant changes in facts, laws or circumstances occur, we expect that we will be able to renew the Singapore ruling at similar terms and continue to benefit from the current tax laws and treaties that allow for tax exempt treatment of the income earned from in Luxembourg. If changes in facts, laws, circumstances or interpretations of law occur, our effective tax rate and deferred tax balances could be significantly impacted.

Ms. Jaime G. John

Mr. Jorge L. Bonilla

Securities and Exchange Commission

October 9, 2015

In connection with this response, we acknowledge we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with any of the foregoing, please call me at (203)-351-2517 or Alan Schnaid, Senior Vice President and Corporate Controller, at (480)-905-4610. Facsimile transmissions may be sent to either of us at either (203)-351-2519 or (480)-905-4820.

Very truly yours,
STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

By:	/s/Thomas B. Mangas
Thomas B. Mangas
Executive Vice President & Chief Financial Officer